SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

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1.

October 25, 2005

The Registrant is pleased to announce is pleased to announce that its subsidiary

2.

Exhibits

2.1

News Release dated October 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    October 25, 2005

William Meyer

Chairman & Director

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Exhibit 2.1

TSX: MMM
For Immediate Release	October 25, 2005

NEWS RELEASE

New NI 43-101 Technical Report for the Fuwan Property

Minco Mining  & Metals Corporation (TSX:MMM) (the “Company”) announces that its subsidiary, Minco Silver Corporation is in receipt of  a National Instrument 43-101 technical report, prepared in accordance with Form 43-101F1 pertaining to the Fuwan Property in Guangdong Province, China.  The report was prepared by Qualified Persons, Eugene Puritch, P.Eng. and Tracy Armstrong, P.Geo. of P & E Mining Consultants Inc., Brampton, Ontario and was commissioned to take into account the addition of 3 exploration permits and acquisition of additional data since the filing of a NI 43-101 technical report in November 2004.   The purpose of the current NI 43-101 technical report is to:

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take into consideration recently completed drilling by Minco Silver Corporation;

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estimate silver resources that reflect Minco Silver’s current exploration permit holdings;

•

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estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

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estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate  was prepared  on the silver portion of the deposit, which includes Au, Pb and Zn credits and is reported as an Inferred Resource of 20,376,000 tonnes at 181g/t Ag, 0.34g/t Au, 0.20% Pb and 0.65% Zn.  The resource estimate is undiluted and uses a cut-off grade of 75 g/t Ag.  The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, November 14, 2004.  A breakdown of the resources residing on the Changkeng and Fuwan properties is shown in the table 1.

Table 1.  Resource Estimate (Undiluted) @ 75g/t Ag Cut-Off Grade

Area	Classification (1)	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Changkeng Permit	Inferred	6,970,000	154	34,510,000	0.50	0.22	0.77
Fuwan Permits	Inferred	13,406,000	195	84,047,000	0.26	0.19	0.59
Total	Inferred	20,376,000	181	118,557,000	0.34	0.20	0.65

(1)  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The additional resource potential was calculated on the adjacent Dadinggang area (0.395 km2), which covers the northeast extension of the Fuwan Silver deposit.  Minco Mining (China) Corporation (“Minco China”) has applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources.  Utilizing a 75 g/t Ag cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t Ag, 0.59 g/t Au, 0.32% Pb and 0.65% Zn.  According to NI 43-101, this additional resource potential cannot be included the Fuwan Resource Estimate.  Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan Resource Estimate.

The Exploration Permit on the Fuwan Deposit has been transferred to Minco China. Therefore, Minco China now holds a total of 4 exploration permits covering a total of 205.63 km2 and the Dadinggang Application on behalf of Minco Silver. The Changkeng Exploration Permit hasbeen renewed and is presently held by the 757 Geo-exploration team and will be transferred into the Guangdong Minco-Jinli Mining Company joint venture (Changkeng joint venture) once the joint venture is approved by the Chinese government. Collectively, these exploration permits and the Dadinggang Application cover all the known and potential silver mineralization on the Fuwan Property.

The gold and silver zones on the Changkeng property are geologically distinct and can be mined as separate entities without interference.  Exploitation of the silver dominant zones and all associated metals on both the Changkeng and Fuwan properties will be undertaken by the Fuwan joint venture.  Exploitation of the gold dominant zones including all associated metals on the Changkeng property will be undertaken by the Changkeng joint venture alone and the Fuwan joint venture will have no interest in such gold mineralization.

Minco Mining & Metals Corporation has the right to earn 51% equity interests on the Changkeng gold project pursuant to the Changkeng Joint Venture Agreement made among Minco Mining, Guangdong Geological Exploration and Development Corp. (“GGEDC”) and three other unrelated Chinese parties.  Minco Mining and GGEDC collectively control 70% of the Changkeng joint venture. The 51% interest of Minco Mining in the silver dominant zones residing on the Changkeng exploration license was assigned to Minco Silver by the Company pursuant to the assignment agreement dated August 20, 2004.  As GGEDC is also Minco Silver’s partner in the Fuwan joint venture, the effect of Minco’s assignment to Minco Silver is that the Fuwan joint venture holds a 70% interest in the silver dominant zones underlying the Changkeng property and 100% in all minerals underlying the Fuwan property.

The authors of the current NI 43-101 technical report reviewed original assay certificates from core samples and check samples, collected their own verification samples that were analyzed by ALS Chemex of Mississauga, Ontario, Canada, and also compared results from verification holes NZK3201 and NZK2401A drilled by Minco Silver as twins of previously drilled holes ZK3209 and ZK2403, respectively.  It is the authors’ opinion that the data have been adequately verified for the purposes of the NI 43-101 Technical Report.  All historical and current data were found to be reliable, with a high level of reproducibility.  Given the reliability of the available data, differences in the resource estimate reported in the current NI 43-101 report from those reported by the 757 Geo-Exploration Team in 1995 are explained by the different estimation methods utilized, different minimum mining width, and cut-off grade. The authors of the current report utilized a 3D interpolated block model estimation method, which is widely accepted by the Canadian mining industry.  The application of a grade cap (cutting of erratic high grade assays) in the current resource estimate contributed to a lower average silver grade relative to the estimate prepared by the 757 Geo-Exploration team, which did not apply a grade cap.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.